UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
___________________________________________
Rapid Micro Biosystems, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title and Class of Securities)
75340L104
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 W 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2022
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): PN, IA
*	Includes 239,130 shares of Class A Common Stock of Rapid Micro Biosystems, Inc. (the “Issuer”) issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,274,571
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,274,571
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,274,571
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 6.2%*
(14)	Type of Reporting Person (See Instructions): PN
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,274,571
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,274,571
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,274,571
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 6.2%*
(14)	Type of Reporting Person (See Instructions): OO
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,904,490
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,904,490
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,904,490
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 8.0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,904,490
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,904,490
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,904,490
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 8.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of Rapid Micro Biosystems, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1001 Pawtucket Boulevard West, Suite 280, Lowell, MA 01854.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
1.	Kennedy Lewis Management LP (the “Adviser”)
2.	KLM GP LLC (“KLM”)
3.	Kennedy Lewis Investment Management LLC (“Kennedy Lewis Investment Management”)
4.	Kennedy Lewis Investment Holdings II LLC (“Holdings II”)
5.	Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”)
6.	Kennedy Lewis GP II LLC (“Fund II GP”)
7.	Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”)
8.	Kennedy Lewis GP III LLC (“Fund III GP”)
9.	Darren Richman
10.	David Chene
(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:
111 West 33rd St., Suite 1910
New York, NY 10120
(c) The Adviser acts as investment adviser to Master Fund II and Master Fund III (collectively, the “Funds”). KLM is the general partner of the Adviser. Kennedy Lewis Investment Management is the owner and control person of KLM. David Chene and Darren Richman are the managing members and control persons of Kennedy Lewis Investment Management. The Funds are primarily in the business of investing.  Fund II GP is the general partner of Master Fund II. Holdings II is the managing member of Fund II GP. David Chene and Darren Richman are the managing members of Holdings II. Fund III GP is the general partner of Master Fund III. Holdings II is the managing member of Fund III GP. David Chene and Darren Richman are the managing members of Holdings II.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	The Adviser – Delaware
2.	KLM – Delaware
3.	Kennedy Lewis Investment Management – Delaware
4.	Holdings II – Delaware
5.	Master Fund II – Cayman Islands
6.	Fund II GP – Delaware
7.	Master Fund III – Cayman Islands
8.	Fund III GP – Delaware
9.	Darren Richman – United States
10.	David Chene – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The disclosure in Item 4 is incorporated herein by reference.
The aggregate purchase price of the shares of Class A Common Stock directly held by the Funds reported herein was $27,456,316.89. The shares of Class A Common Stock directly held by the Funds were purchased with the working capital of the Funds.

ITEM 4.	PURPOSE OF TRANSACTION

On June 30, 2022, Kennedy Lewis Investment Management delivered a Non-Binding Proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by one or more funds advised by the Adviser to acquire all of the outstanding shares of Class A Common Stock of the Issuer at a price per Share equal to $5.00 in cash. Kennedy Lewis Investment Management has not proposed any specific structure for the transaction nor has it received any feedback from the Issuer.
The Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way Kennedy Lewis Investment Management, the Reporting Persons or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.
Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.
The Reporting Persons acquired the Class A Common Stock and the Warrants (as defined below) for investment purposes due in part to their continuing belief that the Class A Common Stock is undervalued.  The Reporting Persons intend to have discussions with members of the Issuer’s management and members of the Issuer’s Board regarding the Proposal.  The Reporting Persons may also from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j). The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s response to the Proposal, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Instruments; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 36,389,073 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2022. The shares of Class A Common Stock include the 239,130 shares issuable to Master Fund II upon the exercise of warrants.
The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Investment Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Investment Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owners of the Class A Common Stock, including the shares underlying the warrants such Fund holds.  Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Class A Common Stock (including shares underlying the warrants) held by Master Fund II.  Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Class A Common Stock held by Master Fund III.

(c) Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Persons on behalf of the Funds during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
On May 14, 2020, the Issuer entered into a loan and security agreement with the Adviser and the lenders party thereto pursuant to which the Issuer issued to Master Fund II a total of 239,130 warrants (the “Warrants”). The Warrants have an exercise price of $5.75 per share and will expire on May 14, 2030.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Non-Binding Proposal of Kennedy Lewis Investment Management to the Issuer, dated June 30, 2022.
99.3	Form of Series C1 Warrant Agreement, incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 25, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of June 30, 2022

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Class A Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days.  All such transactions were purchases of shares of Class A Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased	Price Per Share ($)
05/02/2022	11,249 (19)	5.6523 (1)
05/02/2022	16,051 (20)	5.6523 (1)
05/03/2022	11,608 (19)	5.5099 (2)
05/03/2022	16,563 (20)	5.5099 (2)
05/04/2022	7,881 (19)	5.419 (3)
05/04/2022	11,247 (20)	5.419 (3)
05/05/2022	21,714 (19)	5.239 (4)
05/05/2022	30,986 (20)	5.239 (4)
05/06/2022	28,080 (19)	4.8963 (5)
05/06/2022	40,070 (20)	4.8963 (5)
05/09/2022	35,173 (19)	4.7976 (6)
05/09/2022	50,191 (20)	4.7976 (6)
05/10/2022	82,407 (19)	4.3993 (7)
05/10/2022	117,593 (20)	4.3993 (7)
05/16/2022	92,049 (19)	3.7684 (8)
05/16/2022	131,351 (20)	3.7684 (8)
05/17/2022	740,221 (19)	3.8619 (9)
05/17/2022	1,056,263 (20)	3.8619 (9)
05/17/2022	28,643 (19)	4.1335 (10)
05/17/2022	40,873 (20)	4.1335 (10)
05/18/2022	11,125 (19)	3.9426 (11)
05/18/2022	15,875 (20)	3.9426 (11)
05/25/2022	11,867 (19)	4.358 (12)
05/25/2022	16,933 (20)	4.358 (12)
05/26/2022	8,687 (19)	4.9027 (13)
05/26/2022	12,396 (20)	4.9027 (13)
05/27/2022	618 (19)	5.2626 (14)
05/27/2022	882 (20)	5.2626 (14)
05/31/2022	8,241 (19)	5.114 (15)
05/31/2022	11,759 (20)	5.114 (15)
06/01/2022	19,414 (19)	4.7598 (16)
06/01/2022	27,703 (20)	4.7598 (16)
06/02/2022	4,162 (19)	4.9868 (17)
06/02/2022	5,938 (20)	4.9868 (17)
06/03/2022	20,602 (19)	4.6646 (18)
06/03/2022	29,398 (20)	4.6646 (18)
(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.5423 to $5.7639. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.4795 to $5.5138. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.3865 to $5.5917. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.0759 to $5.4113. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.755 to $5. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.6 to $4.905. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.89 to $4.5. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.675 to $3.84. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.85 to $3.9. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.99 to $4.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.925 to $4.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.2 to $4.43. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.5 to $5. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.99 to $5.36. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.96 to $5.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.64 to $4.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.965 to $5. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.54 to $4.8. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(19) Transactions by Master Fund II.
(20) Transactions by Master Fund III.

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value per share, of Rapid Micro Biosystems, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 30th day of June, 2022.
KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene